UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Seadrill Completes Share Repurchase Program Initiated in September 2023

Hamilton, Bermuda, December 11, 2023—Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program on September 12, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE pursuant to an agreement with Arctic Securities AS and its subsidiary, Arctic Securities LLC (“Arctic”).

For the period from and including September 12, 2023 through the last day of the repurchase program, December 5, 2023, Seadrill purchased a total of 5,817,579 shares at an average price of $42.97 per share, equal to a total of $250 million. As a result, Seadrill hereby announces that the share repurchase program initiated in September 2023 has been completed. Such repurchased shares will be cancelled on or around December 20, 2023.

For the last period pursuant to the program from and including December 4 through December 5, 2023, Seadrill purchased a total of 111,259 shares at an average price of $42.86 per share. The transactions effected through the agreement with Arctic comprise all the transactions effected by or on behalf of Seadrill Limited during the period.

Transaction overview

Date	Trading Venue	Aggregated daily volume (number of shares)	Weighted average share price (USD)	Total daily transaction value (USD)
4 Dec. 2023	OSE	12,926	43.37	560,618
4 Dec. 2023	NYSE	80,767	42.83	3,459,146
5 Dec. 2023	OSE	11,001	42.99	472,905
5 Dec. 2023	NYSE	6,565	41.99	275,691
Period total	OSE	23,927	43.19	1,033,522
	NYSE	87,332	42.77	3,734,837
	Total	111,259	42.86	4,768,359
Previously disclosed totals (accumulated)	OSE	757,631	43.09	32,649,294
	NYSE	4,948,689	42.96	212,582,305
	Total	5,706,320	42.98	245,231,599
Program total	OSE	781,558	43.10	33,682,817
	NYSE	5,036,021	42.95	216,317,142
	Total	5,817,579	42.97	249,999,958

The issuer’s holding of own shares: 5,817,579

Following the completion of the above transactions, Seadrill Limited owned a total of 5,817,579 of its own shares, corresponding to 7.28% of Seadrill Limited’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Arctic Securities that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Benjamin Wiseman

Corporate Finance Manager & Investor Relations

T: +44 786 713 9312

E: benjamin.wiseman@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: December 11, 2023	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.